Exhibit 99.1

PRESS RELEASE

Bonso Electronics Reports Potential Loss of Revenue

HONG KONG, December 21, 2018 (Globe Newswire) -- Bonso Electronics International, Inc. (NASDAQ: BNSO), a designer and manufacturer of sensor based products, reported a potential loss of revenue for the fiscal years ending March 31, 2019 and March 31, 2020.

The Company has leased out its Shenzhen factory to a third party since August 2013.  The lease will end on July 31, 2019 according to the agreement.  However, in December 2018, the local environmental protection bureau ordered the tenant to cease production of its primary products as a result of the imposition of higher pollution standards resulting from the conversion two years ago of a nearby industrial factory to residential buildings.  Therefore, the tenant has advised the Company that it intends to terminate the lease agreement prior to July 31, 2019 and relocate to another factory.  If early termination of the lease agreement occurs, the Company may not be able to find another tenant for the factory.

As a result, the Company may experience a potential loss of certain revenue from the lease of its Shenzhen factory commencing on the date of the lease termination. At this time the amount of the loss cannot be quantified. The Company is monitoring the situation closely and liaising with the tenants, the nearby residents, and the local government in an attempt to work out the best solution and minimize the loss to the Company.

About Bonso Electronics

Bonso Electronics designs, develops, manufactures, assembles and markets a comprehensive line of electronic scales, weighing instruments and pet electronics products. Bonso products are manufactured in the People's Republic of China for customers primarily located in North America and Europe. Company services include product design and prototyping, production tooling, procurement of components, total quality management, and just-in-time delivery. Bonso also independently designs and develops electronic products for private label markets. Bonso rents factory space and equipment to third parties, and is also beginning the process to redevelop the land upon which its Shenzhen factory was located. For further information, visit the company's web site at http://www.bonso.com.

This news release includes forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Forward looking statements may be identified by such words or phrases as "should," "intends," "is subject to," "expects," "will," "continue," "anticipate," "estimated," "projected," "may," "I or we believe," "future prospects," "our strategy," or similar expressions. Forward-looking statements made in this press release which relate to the termination of the lease for the Shenzhen factory involve known and unknown risks and uncertainties that may cause the actual results to differ materially from those expected and stated in this announcement. We undertake no obligation to update "forward-looking" statements.

For more information please contact:

Albert So
Chief Financial Officer and Secretary
Tel: 852 2605 5822
Fax: 852 2691 1724
SOURCE Bonso Electronics